Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended December 31, 2024

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Obsidian Energy Ltd. (“Obsidian Energy”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company's audited consolidated financial statements ("audited consolidated Financial Statements") for the year ended December 31, 2024. The date of this MD&A is February 24, 2025. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

For additional information, including Obsidian Energy’s audited consolidated Financial Statements and Annual Information Form, please go to the Company’s website at www.obsidianenergy.com, in Canada to the SEDAR+ website at www.sedarplus.ca or in the United States to the EDGAR website at www.sec.gov.

Throughout this MD&A and in other materials disclosed by the Company, we adhere to generally accepted accounting principles ("GAAP"), however the Company also employs certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including funds flow from operations, netback, sales, gross revenues, net operating costs, net debt and free cash flow. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

This MD&A also contains oil and natural gas information and forward-looking statements. Please see the Company's disclosure under the headings "Non-GAAP and Other Financial Measures", "Oil and Natural Gas Information", and "Forward-Looking Statements" included at the end of this MD&A.

Annual Financial Summary

		Year ended December 31
(millions, except per share amounts)	2024	2023	2022
Production revenues	$817.5	$720.6	$897.3
Cash flow from operating activities	361.9	352.7	456.8
Basic per share (1)	4.76	4.36	5.57
Diluted per share (1)	4.57	4.19	5.41
Funds flow from operations (2)	432.0	377.6	450.7
Basic per share (3)	5.69	4.67	5.50
Diluted per share (3)	5.46	4.49	5.34
Net income (loss)	(202.6)	108.0	810.1
Basic per share	(2.67)	1.33	9.88
Diluted per share	(2.67)	1.28	9.60
Capital expenditures	343.1	292.5	314.8
Property acquisitions, net	83.4	0.6	4.6
Debt (4)	339.2	224.9	232.6
Total Assets	$2,114.6	$2,250.4	$2,204.3

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".
(4)
Includes drawings under the Company's syndicated credit facility and senior unsecured notes.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 1

In 2024, our capital program was focused on growing production through the development and further delineation of our Peace River asset. Our active development program resulted in higher production levels and increased production revenues, cash flow from operating activities and funds flow from operations in 2024 compared to 2023, which was partially offset by lower commodity prices in 2024. In comparison to 2022, commodity prices were higher in that period which, despite lower production, led to higher production revenues, cash flow from operating activities and funds flow from operations.

In 2024, the Company recorded a net loss, due to the classification of our Pembina assets as held for sale at December 31, 2024, which led to a non-cash impairment charge as we valued the assets at the anticipated transaction proceeds. In 2022, property, plant and equipment ("PP&E") impairment reversals, mainly in our Cardium area due to higher forecasted commodity prices and strong drilling results, significantly contributed to net income. Additionally, in 2022, the Company recorded a deferred tax asset recovery as we expected to utilize our tax pools in the future given the commodity price environment and the Company’s expanded development plans.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2024	2024	2024	2024	2023	2023	2023	2023
Production revenues	$213.6	$218.2	$208.4	$177.3	$173.3	$200.4	$166.0	$180.9
Cash flow from operating activities	115.0	110.3	77.9	58.7	117.7	95.3	67.1	72.6
Basic per share (1)	1.55	1.45	1.02	0.76	1.49	1.18	0.82	0.89
Diluted per share (1)	1.49	1.40	0.98	0.73	1.44	1.15	0.79	0.87
Funds flow from operations (2)	107.7	124.7	115.2	84.4	97.0	98.9	87.4	94.3
Basic per share (3)	1.45	1.64	1.51	1.09	1.23	1.22	1.07	1.15
Diluted per share (3)	1.39	1.58	1.44	1.05	1.18	1.19	1.03	1.12
Net income (loss)	(284.8)	33.2	37.1	11.9	34.3	24.8	18.4	30.5
Basic per share	(3.83)	0.44	0.48	0.15	0.44	0.31	0.22	0.37
Diluted per share	$(3.83)	$0.42	$0.46	$0.15	$0.42	$0.30	$0.22	$0.36
Production
Light oil (bbl/d)	13,271	13,722	13,782	13,079	12,176	12,452	12,512	12,809
Heavy oil (bbl/d)	11,621	10,624	7,026	6,748	5,851	6,260	5,356	6,241
NGLs (bbl/d)	3,176	3,148	3,193	2,783	2,614	2,708	2,432	2,678
Natural gas (mmcf/d)	72	73	71	70	68	69	64	69
Total (boe/d)(4)	40,119	39,714	35,773	34,238	31,974	32,937	31,042	33,153

(1)
Supplementary financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".
(4)
Disclosure of production on a per boe basis in this MD&A consists of the constituent product types and their respective quantities. See also "Supplemental Production Disclosure" and "Oil and Natural Gas Information".

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 2

Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow

	Year ended December 31
(millions, except per share amounts)	2024	2023
Cash flow from operating activities	$361.9	$352.7
Change in non-cash working capital	35.7	(13.6)
Decommissioning expenditures	23.9	26.6
Onerous office lease settlements	9.0	9.0
Settlement of restricted share units	-	4.8
Deferred financing costs	(2.3)	(2.3)
Transaction costs	1.4	-
Other expenses (1)	2.4	0.4
Funds flow from operations (2)	432.0	377.6
Capital expenditures	(343.1)	(292.5)
Decommissioning expenditures	(23.9)	(26.6)
Free Cash Flow (2)	$65.0	$58.5

Per share – funds flow from operations (3)
Basic per share	$5.69	$4.67
Diluted per share	$5.46	$4.49

(1)
Excludes the non-cash portion of other expenses.
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".

Cash flow from operating activities and funds flow from operations both increased in 2024 compared to 2023 primarily due to higher production levels which resulted in higher production revenues. This was partially offset by lower commodity prices in 2024 compared to 2023.

Business Strategy

In February 2025, the Company announced that we had entered into a definitive asset purchase and sales agreement (the "PSA") with InPlay Oil Corp. ("InPlay") to dispose of our Pembina (Cardium) assets (the "Pembina Disposition") for proceeds of $320.0 million, subject to closing and other adjustments provided for in the PSA. The $320.0 million consideration received for the transaction is composed of $220.0 million of cash, $85.0 million in common shares of InPlay, and $15 million for InPlay's 34.6 percent interest in the Willesden Green Cardium Unit #2, subject to adjustment as provided for in the PSA. The transaction includes all the Company's assets in Pembina, with the exception of our non-operated interest in Pembina Cardium Unit #11 which we retain. The transaction has an effective date of December 1, 2024, and is expected to close early in the second quarter of 2025, subject to InPlay shareholder approval for the applicable share issuance (the "InPlay Shares"), all necessary regulatory and other approvals and the satisfaction of other customary closing conditions.

This transaction will further strengthen our balance sheet, with the cash proceeds from the transaction expected to be used to initially pay down outstanding debt. As part of the transaction, InPlay will assume all assets and liabilities associated with the Pembina assets, including the Company’s decommissioning liabilities. After closing the transaction, Obsidian Energy will have a production base of approximately 30,000 boe/d with Peace River now becoming our largest asset as we continue to grow our Clearwater and Bluesky production and establish new fields in the area. At the same time, our Willesden Green and Viking light oil assets will continue to generate stable production and free cash flow to help fund growth in Peace River.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 3

After closing the transaction, we will be considering different monetization options for our InPlay Share position. In 2023, we began our share buyback program under our normal course issuer bid ("NCIB") and continued to be active in 2024. We have re-purchased and cancelled a total of approximately 9.6 million common shares for total consideration of approximately $89.1 million since the inception of the NCIB in 2023. Purchases under the NCIB are subject to having $65 million of liquidity and otherwise complying with the terms of our current credit facilities. The Company is currently in the process of renewing our NCIB when it expires at the end of February.

The Company continued to progress on our environmental remediation efforts in 2024 by abandoning and reclaiming inactive fields. Decommissioning expenditures totaled $23.9 million in 2024. In the coming years, the Company will continue to abandon and reclaim inactive fields across our portfolio.

Business Environment

The following table outlines quarterly averages for benchmark prices and Obsidian Energy’s realized prices for the previous eight quarters.

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Benchmark prices
WTI oil ($US/bbl)	$70.27	$75.09	$80.57	$76.96	$78.32	$82.26	$73.78	$76.13
Edm mixed sweet par price (CAD$/bbl)	94.39	97.60	105.41	92.21	99.46	107.89	95.12	99.06
Western Canada Select (CAD$/bbl)	80.67	83.80	91.82	77.80	76.76	93.07	78.89	69.44
NYMEX Henry Hub ($US/mmbtu)	2.79	2.16	1.89	2.24	2.88	2.55	2.10	3.42
AECO 5A Index (CAD$/mcf)	1.48	0.69	1.18	2.50	2.30	2.60	2.45	3.22
Foreign exchange rate ($US/CAD$)	1.40	1.37	1.37	1.35	1.36	1.34	1.34	1.35

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(2.42)	(3.35)	(3.63)	(8.65)	(5.19)	(1.86)	(2.96)	(2.86)
WTI - Western Canadian Select Heavy ($US/bbl)	(12.54)	(13.51)	(13.55)	(19.33)	(21.88)	(12.89)	(15.04)	(24.77)

Average sales price (1) (2)
Light oil (CAD$/bbl)	96.95	100.09	107.61	94.82	100.38	109.56	96.92	101.51
Heavy oil (CAD$/bbl)	67.70	73.73	79.73	60.39	58.53	80.14	61.63	44.98
NGLs (CAD$/bbl)	44.27	48.92	48.92	50.43	55.65	49.71	50.45	59.37
Total liquids (CAD$/bbl)	78.88	84.04	91.64	79.08	82.85	93.40	82.04	80.08
Natural gas (CAD$/mcf)	$1.53	$0.86	$1.33	$2.38	$2.63	$2.65	$2.56	$4.06

(1)
Excludes the impact of realized hedging gains or losses.
(2)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

Oil

In 2024, WTI oil prices averaged US$75.72 per bbl compared to US$77.62 per bbl in 2023. In the first half of 2024, WTI was higher as a result of ongoing geopolitical risk leading to supply concerns. These concerns subsided throughout 2024 with the focus shifting to lower economic growth in China and the potential for lower demand, which led to weaker oil prices in the second half of the year.

In 2024, differentials tightened throughout the year following the Trans Mountain ("TMX") pipeline expansion. In Q2 2024, with the additional egress out of Western Canada, the MSW differential improved to an average of US$3.63 per bbl and the WCS differential improved to an average of US$13.55 per bbl. These differentials remained narrow for the remainder of 2024.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 4

The Company currently has the following oil hedging contracts in place on a weighted average basis:

Type	Volume (bbls/d)	Remaining Term	Price ($/bbl)
WTI Swap	13,071	February 2025	103.45
WTI Swap	11,250	March 2025	106.37
WTI Swap	500	April 2025	102.20
WCS Differential	6,000	February 2025 - March 2025	(19.30)
WCS Differential	8,500	April 2025 - June 2025	(19.39)
WCS Differential	6,000	July 2025 - December 2025	(19.30)
MSW Differential	1,250	April 2025 - June 2025	(7.99)

Natural Gas

In 2024, both NYMEX and AECO prices weakened from 2023 levels due to increased production and inventory levels. NYMEX averaged US$2.27 per mmbtu in 2024, decreasing from an average of US$2.74 per mmbtu in 2023. AECO 5A prices decreased from an average of $2.64 per mcf in 2023 to an average of $1.46 per mcf in 2024.

The Company currently has the following natural gas hedging contracts in place on a weighted average basis:

Type	Volume (mcf/d)	Remaining Term	Price ($/mcf)
AECO Swap	14,929	February 2025 - March 2025	3.74
AECO Swap	11,374	April 2025 - October 2025	2.24
AECO Collar	4,976	February 2025 - March 2025	3.43 - 4.11
AECO Collar	1,896	April 2025 - October 2025	2.11 - 2.64

RESULTS OF OPERATIONS

Average Sales Prices (1)

	Year ended December 31
	2024	2023	% change
Light oil (per bbl)	$99.95	$102.11	(2)
Heavy oil (per bbl)	70.46	61.46	15
NGL (per bbl)	48.05	53.83	(11)
Total liquids (per bbl)	83.30	84.66	(2)
Realized risk management gain (per bbl)	0.20	0.29	(31)
Total liquids, net (per bbl)	83.50	84.95	(2)

Natural gas (per mcf)	1.52	2.98	(49)
Realized risk management gain (per mcf)	0.75	0.63	19
Natural gas net (per mcf)	2.27	3.61	(37)

Weighted average (per boe)	59.70	61.37	(3)
Realized risk management gain (per boe)	1.58	1.50	5
Weighted average net (per boe)	$61.28	$62.87	(3)

(1)
Supplementary financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 5

Performance Indicators

Obsidian Energy monitors performance based on the following three key focus areas using several qualitative and quantitative factors:

•
Values – Execution of our field, health, safety, environmental and regulatory programs and our focus on operational excellence;
•
Delivery – Key performance metrics include obtaining a leading cost structure within the industry and a focus on free cash flow generation; and
•
Sustainability – Management of the Company’s asset portfolio, financial stewardship and the goal of sustaining production and reserves and long-term competitive return on investment for our shareholders.

Values

At Obsidian Energy, the health, safety and wellness of our employees, contractors and stakeholders living within our areas of operation is paramount. Safety policies, procedures and programs developed by Obsidian Energy shall meet or exceed legislative requirements and all injuries and serious incidents are reported and investigated accordingly. Additionally, the Company is committed to mitigating the environmental impacts of our operations which includes our programs focusing on stakeholder communication, impact mitigation, resource conservation and site abandonment and reclamation. Throughout our operations, Obsidian Energy requires a high standard of professional conduct and supports a culture that ensures all individuals act with integrity and respect. These principles form the operational standards for the Company.

Delivery

In 2024, the Company continued to emphasize operational execution, focus on cost reduction initiatives and monitor our operations and development plans given volatility in commodity markets. All operational guidance metrics are outlined below:

•
The Company’s average annual production of 37,474 boe per day exceeded our production guidance of 37,000 to 37,400 boe per day, as the Company's development program led to results above our expectations;
•
Capital expenditures of $343.1 million were above guidance of $320.0 million to $335.0 million. Favourable weather conditions in December led to the Company accelerating development activity anticipated for 2025 into late 2024 which led to the increase.
•
Decommissioning expenditures of $23.9 million were within our guidance of $23.0 - 24.0 million;
•
Net operating costs of $13.85 per boe, were on the low end of our guidance of $13.75 - $14.25 per boe mainly due to our higher production base and a continued emphasis on cost saving initiatives; and
•
General & Administration ("G&A") costs per boe were $1.50, which was below our guidance range of $1.55 - $1.65 per boe as the Company benefited from our strong production result and focus on cost savings.

In 2025, the Company plans to continue to increase our Peace River production and further delineate and establish new fields in the area. Development will also continue in our light oil assets as we generate stable production and free cash flow to support Peace River’s development.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 6

Sustainability

In 2024, the Company expanded development and delineation activities in Peace River and increased production while maintaining a steady pace of activity in our light oil assets. Our 2025 development program has begun with five drilling rigs operational within Peace River and one drilling rig in our light oil assets. The Company will continue to monitor commodity prices and geopolitical factors and has the operational flexibility to alter our program quickly in response to the environment.

Production

	Year ended December 31
Daily production	2024	2023	% change
Light oil (bbl/d)	13,463	12,485	8
Heavy oil (bbl/d)	9,016	5,927	52
NGL (bbl/d)	3,077	2,608	18
Natural gas (mmcf/d)	72	68	6
Total production (boe/d)	37,474	32,275	16

In 2024, production levels increased compared to 2023 due to the Company’s active development program during the year which led to strong drilling results and the acquisition of producing assets in the Peace River area (the "Peace River Acquisition"). For 2024, a total of 82 wells (70.0 net) were brought on production.

Average production within the Company’s key development areas and within the Company’s Legacy asset area was as follows:

	Year ended December 31
Daily production (boe/d) (1)	2024	2023	% change
Cardium	25,320	23,437	8
Peace River	9,503	6,510	46
Viking	2,322	1,939	20
Legacy	329	389	(15)
Total	37,474	32,275	16

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

	Year ended December 31
(per boe)	2024	2023
Netback:
Sales price (1) (3)	$59.70	$61.37
Risk management gain (2)	1.58	1.50
Royalties	(7.76)	(8.30)
Transportation	(4.22)	(3.48)
Net operating costs (3)	(13.85)	(14.21)
Netback (3)	$35.45	$36.88

	(boe/d)	(boe/d)
Production	37,474	32,275

(1)
Includes the impact of commodities purchased and sold to/from third parties of $1.3 million (2023 – $2.2 million).
(2)
Realized risk management gains and losses on commodity contracts.
(3)
Non-GAAP ratios. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 7

The Company's netback per boe decreased in 2024 from 2023 primarily due to lower commodity prices and higher transportation costs due to expanded operations in Peace River. This was partially offset by decreased royalty rates due to lower commodity prices, lower net operating costs on a per boe basis and higher realized risk management gains on our commodity contracts in 2024.

	Year ended December 31
(millions)	2024	2023
Netback:
Sales (1) (3)	$818.8	$722.8
Risk management gain (2)	21.6	17.7
Royalties	(106.5)	(97.8)
Transportation	(57.9)	(41.0)
Net operating costs (3)	(189.3)	(167.4)
Netback (3)	$486.7	$434.3

(1)
Includes the impact of commodities purchased and sold to/from third parties of $1.3 million (2023 – $2.2 million). See "Production Revenues" below for a reconciliation of "Sales" to "Production Revenues".
(2)
Realized risk management gains on commodity contracts.
(3)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".

Production Revenues

A reconciliation from production revenues to gross revenues is as follows:

	Year ended December 31
(millions)	2024	2023
Production revenues	$817.5	$720.6
Sales of commodities purchased from third parties	7.8	16.2
Less: Commodities purchased from third parties	(6.5)	(14.0)
Sales (1)	818.8	722.8
Realized risk management gain (2)	21.6	17.7
Gross revenues (1)	$840.4	$740.5

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains on commodity contracts.

The Company's production revenues and gross revenues were higher in 2024 compared to 2023, mainly due to higher production volumes from our active development program and the Peace River Acquisition, as well as higher realized risk management gains on our commodity contracts. This was partially offset by lower commodity prices in 2024 compared to 2023.

Change in Gross Revenues (1)

(millions)
Gross revenues – January 1 – December 31, 2023	$740.5
Increase in liquids production	121.1
Increase in liquids prices	8.7
Increase in natural gas production	4.5
Decrease in natural gas prices	(38.3)
Decrease in realized oil risk management gain	(0.3)
Increase in realized natural gas risk management gain	4.2
Gross revenues – January 1 – December 31, 2024 (2)	$840.4

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Excludes processing fees and other income.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 8

Royalties

	Year ended December 31
	2024	2023
Royalties (millions)	$106.5	$97.8
Average royalty rate (1)	13%	14%

(1)
Excludes effects of risk management activities and other income.

For 2024 absolute royalties increased from 2023 which was largely attributed to our increased production base. The average royalty rate decreased from 2023 due to new production in 2024 having a lower pre-payout royalty rate and overall lower commodity prices.

Expenses

	Year ended December 31
(millions)	2024	2023
Net operating (1)	$189.3	$167.4
Transportation	57.9	41.0
Financing	52.2	49.3
Share-based compensation	$8.2	$16.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Operating

A reconciliation of operating costs to net operating costs is as follows:

	Year ended December 31
(millions)	2024	2023
Operating costs	$208.7	$188.9
Less processing fees	(12.4)	(14.3)
Less road use recoveries	(8.6)	(7.2)
Realized power risk management loss	1.6	-
Net operating costs (1)	$189.3	$167.4

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

Operating costs have increased in 2024 compared to 2023 due to our larger production base, as well as higher trucking costs due to expanded operations in Peace River.

The Company had previously entered into power hedging contracts for 2024 to help minimize our exposure to power pricing volatility and their impact on net operating costs. For the year ended December 31, 2024, the Company recorded a $1.6 million realized power risk management loss. Currently, the Company has no power hedges outstanding for 2025.

Transportation

The Company continues to utilize multiple sales points in the Peace River area, where production is initially trucked to increase realized prices. New wells drilled in the Peace River area over the past year resulted in higher production and thus higher transportation costs in 2024 compared to 2023.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 9

Financing

Financing expense consists of the following:

	Year ended December 31
(millions)	2024	2023
Interest	$31.9	$27.2
Accretion on decommissioning liability	16.5	17.5
Accretion on office lease provision	0.3	0.9
Accretion on discount of senior unsecured notes	0.5	0.5
Accretion on lease liabilities	0.6	0.4
Loss on repurchased senior unsecured notes	0.1	0.5
Deferred financing costs	2.3	2.3
Financing	$52.2	$49.3

Obsidian Energy’s debt structure includes short-term borrowings under our syndicated credit facility and term financing through our senior unsecured notes. Interest charges were higher in 2024 compared to 2023 mainly due to higher interest rates and higher debt balances as a result of the Peace River Acquisition.

The Company has a reserve-based syndicated credit facility with an aggregate amount available of $300.0 million. The syndicated credit facility is subject to semi-annual borrowing base redeterminations typically in May and November of each year and currently has a revolving period to May 31, 2025 and a maturity date of May 31, 2026. Borrowings under our syndicated credit facility are available by way of either Canadian Overnight Repo Rate Average or the banks’ prime lending rate plus applicable margins. Interest and standby fees on the undrawn amount of the facilities depend on the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA") ratio for the most recent four quarters.

At December 31, 2024, the Company had senior unsecured notes outstanding totaling $114.2 million which mature on July 27, 2027. During 2024, the Company re-purchased for cancellation $1.2 million principal amount of senior unsecured notes on the open market at an average price of $1,016 per $1,000 principal amount, in addition to the $2.0 million Repurchase Offer completed in the first quarter of 2024. The senior unsecured notes were initially issued at a price of $980 per $1,000 principal amount resulting in aggregate gross proceeds of $125.0 million and at an interest rate of 11.95 percent. The senior unsecured notes are direct senior unsecured obligations of Obsidian Energy ranking equal with all other present and future senior unsecured indebtedness of the Company.

As part of the terms of the senior unsecured notes, the Company is required, in certain circumstances, to make a repurchase offer (the "Repurchase Offer") at a price of $1,030 per $1,000 principal amount to an aggregate amount of $63.8 million, which has been reduced to $50.4 million based on previous Repurchase Offers and open market purchases. The obligation to make a Repurchase Offer is based on free cash flow for the six months ended June 30 (typically offered in August) and based on free cash flow for the six months ended December 31 (typically offered in March). Minimum available liquidity thresholds and projected leverage ratios under the Company's syndicated credit facilities are also required to be met in order to proceed with a Repurchase Offer. The free cash flow available for the Repurchase Offer for the last six months of 2024 was $36.0 million, however, the Company is anticipating that $3.0 million will be available for the Repurchase Offer in March 2025, based on current liquidity estimates. This amount was recorded within the current portion of long-term debt at December 31, 2024.

At December 31, 2024, letters of credit totaling $4.4 million were outstanding (December 31, 2023 – $4.9 million) that reduce the amount otherwise available to be drawn on our syndicated credit facility.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 10

Share-Based Compensation

Share-based compensation expense relates to the options ("Options") granted under the Company's Stock Option Plan (the “Option Plan”), restricted share units (“RSUs") granted under the Restricted and Performance Share Unit Plan (“RPSU plan”), restricted awards granted under the Non-Treasury Incentive Award Plan (“NTIP”), deferred share units granted under the Deferred Share Unit Plan (“DSU plan”) and performance share units (“PSUs”) granted under the RPSU plan.

Share-based compensation expense consisted of the following:

	Year ended December 31
(millions)	2024	2023
DSUs	$(0.6)	$0.5
PSUs	(0.5)	6.3
NTIP	1.1	1.4
Liability based incentive plans	$-	$8.2

RSUs	$6.1	$6.7
Options	2.1	1.3
Equity based incentive plans	8.2	8.0
Share-based compensation	$8.2	$16.2

At December 31, 2024, the Company’s share price closed at $8.36 per share which was lower than the $8.99 per share on December 31, 2023. As the share price was lower, this resulted in a reduction in our share-based compensation in 2024 compared to 2023. The change in share price at the balance sheet date results in a mark-to-market valuation which is used to calculate the DSU, PSU and NTIP future obligations.

General and Administrative Expenses

	Year ended December 31
(millions, except per boe amounts)	2024	2023
Gross	$40.8	$37.7
Per boe (1)	2.97	3.20
Net (2)	20.5	19.0
Per boe (1)	$1.50	$1.61

(1)
Supplementary financial measure. See “Non-GAAP and Other Financial Measures”.
(2)
Net G&A includes the impact of overhead recoveries and capitalized G&A.

The Company increased staffing levels in 2024 to align with our higher activity level and expanded capital program which contributed to higher absolute G&A costs in 2024 compared to 2023. On a per boe basis, G&A costs were lower in 2024 compared to 2023, mainly due to our higher production base.

Depletion, Depreciation and Impairment

	Year ended December 31
(millions)	2024	2023
Depletion and depreciation (“D&D”)	$247.1	$208.3

PP&E Impairment	$415.3	$2.7

The Company’s D&D expense increased in 2024 compared to 2023, due to increased production and our higher depletable base primarily from our active development program.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 11

At December 31, 2024, as a result of classifying certain of our assets within our Cardium cash generating unit ("CGU") as assets held for sale, the Company recorded a $395.4 million non-cash impairment charge as we valued the assets at the anticipated transaction proceeds. Additionally, in 2024, we recorded a $19.9 million net impairment in our Legacy CGU due to accelerated decommissioning spending, as we continue to reduce operations in the area. In 2023, we recorded a $2.7 million net impairment in our Legacy CGU due to accelerated decommissioning spending. The Legacy CGU has no recoverable amount, as such changes in our decommissioning liability are (recovered) expensed each period.

Taxes

	Year ended December 31
(millions)	2024	2023
Deferred income tax expense (recovery)	$(62.5)	$35.6

The deferred tax recovery in 2024 was due to the Company's net loss as a result of recognizing a $415.3 million non-cash impairment and resultant increase of our deferred income tax asset.

Tax Pools

	As at December 31
(millions)	2024	2023
Non-capital losses	$1,665.1	$1,756.7
Undepreciated capital cost (UCC)	316.1	301.5
Canadian development expense (CDE)	319.6	247.4
Canadian exploration expense (CEE)	0.2	-
Canadian oil and gas property expense (COGPE)	85.0	20.6
Other	52.3	57.2
Total	$2,438.3	$2,383.4

Net Income (loss)

	Year ended December 31
(millions, except per share amounts)	2024	2023
Net income (loss)	$(202.6)	$108.0
Basic per share	(2.67)	1.33
Diluted per share	$(2.67)	$1.28

In 2024, the net loss was primarily due to non-cash, PP&E impairment charges as a result of classifying certain assets within our Cardium CGU as held for sale as a result of the Pembina Disposition. This was partially offset by the Company's higher production accompanied by positive operating results, along with realized risk management gains on our commodity contracts.

In 2023, net income was the result of the Company's higher production accompanied by positive operating results, along with realized risk management gains on our commodity contracts. This was partially offset by a non-cash deferred income tax expense as we reduced our deferred income tax asset.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 12

Capital Expenditures

	Year ended December 31
(millions)	2024	2023
Drilling and completions	$240.8	$188.4
Well equipping and facilities	101.0	97.6
Land and geological/geophysical	0.5	4.7
Corporate	0.8	1.8
Capital expenditures	$343.1	$292.5
Property acquisitions, net	83.4	0.6
Total	$426.5	$293.1

In 2024, our capital expenditure program continued to focus on our Peace River, and Willesden Green/Pembina (Cardium) areas. We expanded both development and appraisal activity in Peace River as we continued to delineate and increase production in the area. During the year we brought on 65 (64.3 net) operated wells and participated in an additional 17 (5.6 net) non-operated wells.

In June 2024, the Company closed the Peace River Acquisition and acquired approximately 1,700 boe/d (100 percent oil) of Clearwater production and 148 net sections of land in the Peace River area. Total consideration paid was $80.5 million, inclusive of closing adjustments. This acquisition complemented our existing lands, adding a number of drilling locations and further supports our growth strategy in the Peace River area.

Drilling

	Year ended December 31
	2024		2023
(number of wells)	Gross	Net	Gross	Net
Oil	73	65	70	60
Gas	4	1	-	-
Injectors, stratigraphic and service	7	6	7	5
Total	84	72	77	65

The Company drilled 66 operated gross wells (65.3 net) during 2024. In addition, the Company had a non-operated working interest in 18 (6.3 net) wells that were drilled by various partners during the period.

Environmental and Climate Change

The oil and natural gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site rehabilitation requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation is expected to require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Obsidian Energy monitors our operations for environmental impacts and allocates capital to reclamation and other activities to help mitigate the impact on the areas in which the Company operates. The Company follows the Alberta Energy Regulator guidance under Directive 088 where a minimum amount of spending is required to abandon inactive sites.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 13

Liquidity and Capital Resources

Net Debt

Net debt is the total of long-term debt and working capital deficiency as follows:

	As at December 31
(millions)	2024	2023
Long-term debt
Syndicated credit facility	$225.0	$107.5
Senior unsecured notes	114.2	117.4
Unamortized discount of senior unsecured notes	(1.1)	(1.6)
Deferred financing costs	(2.7)	(3.3)
Total	335.4	220.0

Working capital deficiency
Cash	-	(0.5)
Accounts receivable	(88.0)	(70.0)
Prepaid expenses and other	(12.0)	(12.8)
Bank overdraft	0.5	-
Accounts payable and accrued liabilities	175.8	193.5
Total	76.3	110.2

Net debt (1)	$411.7	$330.2

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".

Net debt increased compared to December 31, 2023, mainly due to the funding of our Peace River Acquisition.

Liquidity

The Company has a reserve-based syndicated credit facility with a borrowing limit of $300.0 million and senior unsecured notes totaling $114.2 million at December 31, 2024, due in July 2027. For further details on the Company’s debt instruments please refer to the “Financing” section of this MD&A.

The Company actively manages our debt portfolio and considers opportunities to reduce or diversify our debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and an appropriate capital program, supporting the Company’s ongoing operations and ability to execute longer-term business strategies.

Financial Instruments

Obsidian Energy had the following financial instruments outstanding as at December 31, 2024. Fair values are determined using external counterparty information, which is compared to observable market data. The Company limits our credit risk by executing counterparty risk procedures which include transacting only with institutions within our syndicated credit facility or companies with high credit ratings, and by obtaining financial security in certain circumstances.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 14

	Notional Volume	Remaining Term	Price	Fair value (millions)
Oil
WTI Swap	14,250 bbl/d	January 2025	$100.46/bbl	$(1.0)
WTI Swap	7,000 bbl/d	February 2025	$101.49/bbl	(0.1)
WCS Differential	6,000 bbl/d	January 2025 - December 2025	($19.30)/bbl	4.4

AECO
AECO Swap	14,929 mcf/d	January 2025 - March 2025	$3.74/mcf	2.2
AECO Swap	11,374 mcf/d	April 2025 - October 2025	$2.24/mcf	0.9
AECO Collar	4,976 mcf/d	January 2025 - March 2025	$3.43/mcf - $4.11/mcf	0.6
AECO Collar	1,896 mcf/d	April 2025 - October 2025	$2.11/mcf - $2.64/mcf	0.1

Total				$7.1

Refer to the Business Environment section above for a full list of hedges currently outstanding including contracts that were entered into subsequent to December 31, 2024.

Based on commodity prices and contracts in place at December 31, 2024, the Company notes the following sensitivities:

•
a $1.00 change in the price per barrel of liquids would change pre-tax unrealized risk management by $2.8 million; and
•
a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $0.6 million.

The components of risk management within Income on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
(millions)	2024	2023
Realized
Settlement of oil contracts gain	$1.9	$2.2
Settlement of natural gas contracts gain	19.7	15.5
Total realized risk management gain	$21.6	$17.7

Unrealized
Oil contracts gain	$3.3	$-
Natural gas contracts gain (loss)	(8.5)	6.1
Total unrealized risk management gain (loss)	(5.2)	6.1
Risk management gain	$16.4	$23.8

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 15

The components of risk management within Expenses on the Consolidated Statements of Income (Loss) are as follows:

	Year ended December 31
	2024	2023
Realized
Settlement of electricity contracts loss	$(1.6)	$-
Total realized risk management loss	$(1.6)	$-

Unrealized
Electricity contracts gain (loss)	$0.5	$(0.5)
Total unrealized risk management gain (loss)	0.5	(0.5)
Risk management loss	$(1.1)	$(0.5)

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow from operations for the 12 months subsequent to the date of this MD&A, including risk management contracts entered into to date and assuming the Pembina disposition closes early in the second quarter of 2025, are based on forecasted results.

	Impact on funds flow from operations (1)
Change of:	Change	$ millions	$/share
WTI - Price per barrel of liquids	WTI US$1.00	10.5	0.14
WCS - Price per barrel of liquids	WCS US$1.00	7.2	0.10
Liquids production	1,000 bbl/day	21.9	0.29
Price per mcf of natural gas	AECO $0.10	1.2	0.02
Natural gas production	1 mmcf/day	0.7	0.01
Effective interest rate	1%	1.4	0.02
Exchange rate ($US per $CAD)	$0.01	4.8	0.06

(1) Non-GAAP financial measure or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.

Contractual Obligations and Commitments

Obsidian Energy is committed to certain payments over the next five calendar years and thereafter as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Long-term debt (1)	$3.0	$225.0	$111.2	$-	$-	$-	$339.2
Transportation	17.5	17.1	13.9	13.0	13.0	8.0	82.5
Interest obligations	29.4	20.1	13.7	-	-	-	63.2
Office lease (existing)	0.7	-	-	-	-	-	0.7
Lease liability (2)	2.1	1.6	1.0	0.6	0.1	4.6	10.0
Decommissioning liability (3)	19.7	18.2	15.7	14.5	12.0	35.6	115.7
Total	$72.4	$282.0	$155.5	$28.1	$25.1	$48.2	$611.3

(1)
The 2025 figure includes the current portion of our senior unsecured notes, which are expected to be subject to a Repurchase Offer pursuant to the terms of the notes. The 2026 figure includes our syndicated credit facility which has a term-out date of May 2026. The 2027 figure includes our senior unsecured notes not subject to the Repurchase Offer due in July 2027. Refer to the Financing section above for further details. Historically, the Company has successfully renewed its syndicated credit facility.
(2)
Includes the Company's new office lease beginning in 2025.
(3)
These amounts represent the present value of future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties excluding decommissioning liabilities classified as held for sale.

At December 31, 2024, the Company had an aggregate of $114.2 million in senior unsecured notes maturing in July 2027. Also, the revolving period of our syndicated credit facility is May 31, 2025, with a term out period to May 31, 2026. In the future, if the Company is unsuccessful in renewing or replacing the syndicated credit facility or obtaining alternate funding for some or all of the maturing amounts of the senior unsecured notes, it is possible that we could be required to seek other sources of financing, including other forms of debt or equity arrangements if

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 16

available. Please see the Financing section of this MD&A for further details regarding our outstanding debt instruments.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

Equity Instruments

Common shares issued:
As at December 31, 2024 and February 24, 2025	73,684,802

Options outstanding:
As at December 31, 2024 and February 24, 2025	2,240,120

RSUs outstanding:
As at December 31, 2024	1,559,563
Forfeited	(3,083)
As at February 24, 2025	1,556,480

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 17

Fourth Quarter Highlights

Key financial and operational results for the fourth quarter were as follows:

		Three months ended December 31
	2024	2023	% change
Financial (millions, except per share or per boe amounts)

Production revenues	$213.6	$173.3	23
Cash flow from operating activities	115.0	117.7	(2)
Basic per share (1)	1.55	1.49	4
Diluted per share (1)	1.49	1.44	3
Funds flow from operations (2)	107.7	97.0	11
Basic per share (3)	1.45	1.23	18
Diluted per share (3)	1.39	1.18	17
Net income (loss)	(284.8)	34.3	N/A
Basic per share	(3.83)	0.44	N/A
Diluted per share	(3.83)	0.42	N/A
Capital expenditures	84.1	100.0	(16)
Decommissioning expenditures	3.5	7.7	(55)
G&A per boe (1)	$1.39	$1.51	(8)

Operations

Daily production
Light oil (bbl/d)	13,271	12,176	9
Heavy oil (bbl/d)	11,621	5,851	99
NGLs (bbl/d)	3,176	2,614	21
Natural gas (mmcf/d)	72	68	6
Total production (boe/d)	40,119	31,974	25

Average sales price (1) (4)
Light oil (CAD$/bbl)	$96.95	$100.38	(3)
Heavy oil (CAD$/bbl)	67.70	58.53	16
NGLs (CAD$/bbl)	44.27	55.65	(20)
Total liquids (CAD$/bbl)	78.88	82.85	(5)
Natural gas (CAD$/mcf)	$1.53	$2.63	(42)

Netback per boe
Sales price	$57.94	$59.08	(2)
Realized risk management gain	1.62	2.27	(29)
Net sales price	59.56	61.35	(3)
Royalties	(7.85)	(8.52)	(8)
Transportation	(4.55)	(3.67)	24
Net operating costs (3)	(13.91)	(13.66)	2
Netback (3)	$33.25	$35.50	(6)

(1)
Supplementary financial measure. See Non-GAAP and Other Financial Measures".
(2)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(3)
Non-GAAP ratio. See "Non-GAAP and Other Financial Measures".
(4)
Excludes the impact of realized hedging gains or losses.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 18

Financial

In Q4 2024, production revenues and funds flow from operations increased from Q4 2023 as a result of higher production levels from our active development program and strong drilling results and our Peace River Acquisition in Q2 2024.

The net loss in Q4 2024 was due to a non-cash, PP&E impairment charge as a result of classifying certain of our Cardium CGU assets, as part of the Pembina Disposition, as held for sale. Net income in Q4 2023 benefited from a higher operating netback than in Q4 2024 due to higher commodity prices, and the absence of an impairment loss, which was partially offset by lower production compared to Q4 2024.

Operations

Capital expenditure activities continued across our Peace River and Pembina/Willesden Green assets with the drilling of 12 wells (12 net) in Peace River, and 2 well (2 net) in Pembina/Willesden Green. The Company continued to delineate and complete appraisal work in Peace River.

Production in Q4 2024 increased from the comparable period due to our active development program and strong drilling results and our Peace River Acquisition. Average production within the Company’s key development areas was as follows:

	Three months ended December 31
Daily production (boe/d) (1)	2024	2023	% change
Cardium	25,621	23,137	11
Peace River	12,280	6,429	91
Viking	1,905	2,017	(6)
Legacy	313	391	(20)
Total	40,119	31,974	25

(1)
Refer to “Supplemental Production Disclosure” for details by product type.

Netbacks

Netbacks decreased from Q4 2023 mainly due to lower commodity prices and higher transportation costs associated with higher Peace River production. This was partially offset by lower royalties per boe which decreased as a result of lower commodity prices.

WTI prices decreased in Q4 2024, settling at US$69.70 per barrel in December. Despite OPEC continuing to delay its output increase, WTI prices were impacted by economic uncertainty and the potential impact on demand. For Q4 2024, WTI averaged US$70.27 per barrel.

In Q4 2024, WCS differentials continued to be narrow following the completion of the TMX pipeline expansion. In Q4 2024, the WCS differential averaged US$12.54 per bbl while the MSW differential averaged US$2.42 per bbl.

In Alberta, AECO 5A prices for Q4 2024 averaged $1.48 per mcf, up from $0.69 per mcf in Q3 2024. Although AECO prices continued to be weak for Q4, prices did improve through the quarter with December AECO 5A settling at an average price of $1.87 per mcf in December with colder winter temperatures impacting demand.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 19

Non-GAAP financial measure reconciliations – Q4

A reconciliation from production revenues to sales and gross revenues for the fourth quarter is as follows:

	Three months ended December 31
(millions)	2024	2023
Production revenues	$213.6	$173.3
Sales of commodities purchased from third parties	1.2	2.9
Less: Commodities purchased from third parties	(1.0)	(2.6)
Sales (1)	213.8	173.6
Realized risk management gain (2)	6.0	6.7
Gross revenues (1)	$219.8	$180.3

(1)
Non-GAAP financial measure. See "Non-GAAP and Other Financial Measures".
(2)
Relates to realized risk management gains on commodity contracts.

A reconciliation of operating costs to net operating costs for the fourth quarter are as follows:

	Three months ended December 31
(millions)	2024	2023
Operating costs	$56.0	$45.8
Less processing fees	(2.9)	(3.6)
Less road use recoveries	(2.5)	(2.0)
Realized power risk management loss	0.6	-
Net operating costs (1)	$51.2	$40.2

(1)
Non-GAAP financial measure. See “Non-GAAP and Other Financial Measures”.

A reconciliation of sales to netback for the fourth quarter on an absolute dollar basis are as follows:

	Three months ended December 31
(millions)	2024	2023
Netback:
Sales (1) (3)	$213.8	$173.6
Risk management gain (2)	6.0	6.7
Royalties	(29.0)	(25.0)
Transportation	(16.8)	(10.8)
Net operating costs (3)	(51.2)	(40.2)
Netback (3)	$122.8	$104.3

(1)
Includes the impact of commodities purchased and sold to/from third parties of $0.2 million (2023 – $0.3 million).
(2)
Realized risk management gains and losses on commodity contracts.
(3)
Non-GAAP financial measures. See "Non-GAAP and Other Financial Measures".

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 20

Supplemental Production Disclosure

Outlined below is production by product type for each area and in total for the periods indicated:

	Three months ended December 31		Year ended December 31
Daily production (boe/d)	2024	2023	2024	2023
Cardium
Light oil (bbl/d)	12,108	10,787	11,919	11,170
Heavy oil (bbl/d)	63	45	61	35
NGLs (bbl/d)	3,081	2,518	2,978	2,522
Natural gas (mmcf/d)	62	59	62	58
Total production (boe/d)	25,621	23,137	25,320	23,437

Peace River
Light oil (bbl/d)	-	-	-	-
Heavy oil (bbl/d)	11,423	5,661	8,821	5,743
NGLs (bbl/d)	9	11	11	10
Natural gas (mmcf/d)	5	5	4	5
Total production (boe/d)	12,280	6,429	9,503	6,510

Viking
Light oil (bbl/d)	1,088	1,302	1,477	1,222
Heavy oil (bbl/d)	99	103	95	108
NGLs (bbl/d)	63	63	64	56
Natural gas (mmcf/d)	4	3	4	3
Total production (boe/d)	1,905	2,017	2,322	1,939

Legacy
Light oil (bbl/d)	75	87	67	94
Heavy oil (bbl/d)	36	42	39	41
NGLs (bbl/d)	23	22	24	19
Natural gas (mmcf/d)	1	1	2	1
Total production (boe/d)	313	391	329	389

Total
Light oil (bbl/d)	13,271	12,176	13,463	12,485
Heavy oil (bbl/d)	11,621	5,851	9,016	5,927
NGLs (bbl/d)	3,176	2,614	3,077	2,608
Natural gas (mmcf/d)	72	68	72	68
Total production (boe/d)	40,119	31,974	37,474	32,275

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 21

Reconciliation of Cash flow from operating activities to Funds flow from operations

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Three months ended	2024	2024	2024	2024	2023	2023	2023	2023
Cash flow from operating activities	$115.0	$110.3	$77.9	$58.7	$117.7	$95.3	$67.1	$72.6
Change in non-cash working capital	(13.5)	6.1	29.7	13.4	(30.3)	(3.6)	13.7	6.6
Decommissioning expenditures	3.5	6.3	4.0	10.1	7.7	5.3	4.9	8.7
Onerous office lease settlements	2.3	2.2	2.2	2.3	2.3	2.2	2.2	2.3
Settlement of restricted share units	-	-	-	-	0.1	0.1	-	4.6
Deferred financing costs	(0.5)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.6)	(0.5)
Transaction costs	-	-	1.4	-	-	-	-	-
Other expenses (1)	0.9	0.4	0.6	0.5	0.1	0.2	0.1	-
Funds flow from operations	$107.7	$124.7	$115.2	$84.4	$97.0	$98.9	$87.4	$94.3

(1)
Excludes the non-cash portion of other expenses.

Evaluation of Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in our annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. They include controls and procedures designed to ensure that information required to be disclosed by the Company in our annual filings, interim filings or other reports that we file or submit under applicable securities legislation is accumulated and communicated to the Company’s management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of Obsidian Energy’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 (the “Exchange Act”) and as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) as at December 31, 2024. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2024 the disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Internal control over financial reporting (“ICFR”) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Obsidian Energy’s management, including our President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15 under the Exchange Act and as defined in Canada by NI 52-109. A material weakness in the Company’s ICFR exists if a deficiency, or a combination of deficiencies, in our ICFR is such that there is a reasonable possibility that a material misstatement of our annual financial statements or interim financial reports will not be prevented or detected on a timely basis.

An internal evaluation was carried out by management under the supervision and with the participation of the Company’s President and Chief Executive Officer and Chief Financial Officer of the effectiveness of the Company’s ICFR as at December 31, 2024. The assessment was based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as at December 31, 2024 the Company’s ICFR was effective.

The effectiveness of the Company’s ICFR as at December 31, 2024, has been audited by KPMG LLP, independent auditor, as stated in their report which appears with the audited financial statements .

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 22

Changes in Internal Control Over Financial Reporting

Obsidian Energy’s senior management has evaluated whether there were any changes in the Company's ICFR that occurred during the period beginning on October 1, 2024 and ending on December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's ICFR. No changes to the Company’s ICFR were made during the quarter.

Off-Balance-Sheet Financing

Obsidian Energy has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Obsidian Energy’s material accounting policies are detailed in Note 3 to our audited consolidated Financial Statements. In the determination of financial results, Obsidian Energy must make certain critical accounting estimates as follows:

Decommissioning Liability

The decommissioning liability is the present value of the Company’s future statutory, contractual, legal or constructive obligations to retire long-lived assets including wells, facilities and pipelines. The liability is recorded on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded decommissioning liability. Actual decommissioning expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 8 to Obsidian Energy’s audited consolidated Financial Statements details the impact of these accounting standards.

Deferred Tax

Deferred taxes are recorded based on the liability method of accounting whereby temporary differences are calculated assuming financial assets and liabilities will be settled at their carrying amount. Deferred taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when future income tax assets and liabilities are realized or settled.

A deferred income tax asset is recognized to the extent that it is probable that future taxable income will be available against which the deductible temporary differences can be utilized. Deferred income tax assets are reviewed at each reporting date and are not recognized until such time that it is probable that the related tax benefit will be realized.

Depletion and Impairments

Costs of developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of-production method based on the estimated proved plus probable reserves with forecast commodity pricing.

All the Company’s reserves were evaluated by GLJ Ltd., an independent, qualified reserve evaluation engineering firm. Obsidian Energy’s reserves are determined in compliance with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, reservoir, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are an important component in determining the recoverable amount in impairment tests. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. To the extent that the recoverable amount, which could be based in part on its reserves, is less than the carrying amount of property, plant and equipment, a write-down against income is recorded.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 23

Financial Instruments

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark-to-market values recorded for the financial instruments and the market rate of interest applicable to the bank debt.

Obsidian Energy’s revenues from the sale of oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To manage our planned capital program to within funds flows from operations, financial instruments including swaps and collars may be utilized from time to time.

Substantially all the Company’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Obsidian Energy may, from time to time, use various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. The Company limits this risk by executing counterparty risk procedures which include transacting only with financial institutions who are members of its credit facility or those with high credit ratings as well as obtaining security in certain circumstances.

Non-GAAP and Other Financial Measures

Throughout this MD&A and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

Non-GAAP Financial Measures

“Free cash flow” is funds flow from operations less both capital and decommissioning expenditures and the Company believes it is a useful measure to determine and indicate the funding available to Obsidian Energy for investing and financing activities, including the repayment of debt, reallocation to existing areas of operation, deployment into new ventures and return of capital to shareholders. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” above for a reconciliation of free cash flow to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Funds flow from operations” is cash flow from operating activities before changes in non-cash working capital, decommissioning expenditures, onerous office lease settlements, settlement of RSUs, the effects of financing related transactions from foreign exchange contracts and debt repayments, restructuring charges, transaction costs and certain other expenses and is representative of cash related to continuing operations. Funds flow from operations is used to assess the Company’s ability to fund our planned capital programs. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and "Reconciliation of Cash flow from operating activities to Funds flow from operations" above for reconciliations of funds flow from operations to cash flow from operating activities, being our nearest measure prescribed by IFRS.

“Gross revenues” are production revenues including realized risk management gains and losses on commodity contracts and adjusted for commodities purchased from third parties and sales of commodities purchased from third parties and is used to assess the cash realizations on commodity sales. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues to production revenues, being our nearest measure prescribed by IFRS.

"Sales” are production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties and is used to assess the cash realizations on commodity sales before realized risk management gains and losses. See “Results of Operations – Production Revenues” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of gross revenues and sales to production revenues, being our nearest measure prescribed by IFRS.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 24

“Net debt” is the total of long-term debt and working capital deficiency and is used by the Company to assess our liquidity. See “Liquidity and Capital Resources – Net Debt” above for a reconciliation of net debt to long-term debt, being our nearest measure prescribed by IFRS.

“Net operating costs” are calculated by deducting processing income, road use recoveries and realized gains and losses on power risk management contracts from operating costs and is used to assess the Company’s cost position. Processing fees are primarily generated by processing third party volumes at the Company’s facilities. In situations where the Company has excess capacity at a facility, it may agree with third parties to process their volumes to reduce the cost of operating/owning the facility. Road use recoveries are a cost recovery for the Company as we operate and maintain roads that are also used by third parties. Realized gains and losses on power risk management contracts occur upon settlement of our contracts. See “Results of Operations – Expenses – Operating” and "Fourth Quarter Highlights - Non-GAAP financial measure reconciliations - Q4" above for a reconciliation of net operating costs to operating costs, being our nearest measure prescribed by IFRS.

“Netback” is production revenues plus sales of commodities purchased from third parties less commodities purchased from third parties (sales), less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See "Results of Operations – Netbacks" and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of netbacks to sales and "Results of Operations – Production Revenues" and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above for a reconciliation of sales to production revenues, being our nearest measure prescribed by IFRS.

Non-GAAP Ratios

“Funds flow from operations – basic per share” is comprised of funds flow from operations divided by basic weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Funds flow from operations – diluted per share” is comprised of funds flow from operations divided by diluted weighted average common shares outstanding. Funds flow from operations is a non-GAAP financial measure. See “Cash flow from Operating Activities, Funds Flow from Operations and Free Cash Flow” and “Reconciliation of Cash flow from operating activities to Funds flow from operations” above.

“Net operating costs per bbl”, “Net operating costs per mcf” and “Net operating costs per boe” are net operating costs divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Net operating costs is a non-GAAP financial measure. See “Results of Operations – Expenses – Operating" and "Fourth Quarter Highlights - Non-GAAP financial measure reconciliations - Q4"above.

“Netback per bbl”, “Netback per mcf” and “Netback per boe” are netbacks divided by weighted average daily production on a per bbl, per mcf or per boe basis, as applicable. Management believes that netback per boe is a key industry performance measure of operational efficiency and provides investors with information that is also commonly presented by other oil and natural gas producers. Netback is a non-GAAP financial measure. See “Results of Operations – Netbacks” and "Fourth Quarter Highlights – Non-GAAP financial measure reconciliations – Q4" above

"Sales per boe" is sales divided by weighted average daily production on a per boe basis. Sales is a non-GAAP financial measure. See “Results of Operations – Production Revenues" and "Fourth Quarter Highlights -Non-GAAP financial measure reconciliations - Q4" above.

Supplementary Financial Measures

Average sales prices for light oil, heavy oil, NGLs, total liquids and natural gas are supplementary financial measures calculated by dividing each of these components of production revenues by their respective production volumes for the periods.

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 25

“Cash flow from operating activities – basic per share” is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by basic weighted average common shares outstanding.

“Cash flow from operating activities – diluted per share" is comprised of cash flow from operating activities, as determined in accordance with IFRS, divided by diluted weighted average common shares outstanding.

"G&A gross – per boe" is comprised of general and administrative expenses on a gross basis, as determined in accordance with IFRS, divided by boe for the period.

"G&A net – per boe" is comprised of general and administrative expenses on a net basis, as determined in accordance with IFRS, divided by boe for the period.

Oil and Natural Gas Information

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Abbreviations

Oil		Natural Gas
bbl	barrel or barrels	mcf	thousand cubic feet
bbl/d	barrels per day	mcf/d	thousand cubic feet per day
boe	barrel of oil equivalent	mmcf	million cubic feet
boe/d	barrels of oil equivalent per day	mmcf/d	million cubic feet per day
MSW	Mixed Sweet Blend	mmbtu	Million British thermal unit
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas
WCS	Western Canadian Select	NGL	natural gas liquids
		LNG	liquefied natural gas
		NYMEX	New York Mercantile Exchange price for natural gas

References to Q1, Q2, Q3 and Q4 are to the three-month periods ended March 31, June 30, September 30 and December 31, respectively.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the Pembina Disposition, including the conditions thereof, the anticipated benefits to be derived therefrom and the anticipated timing thereof; expectations that proceeds from the Pembina Disposition will be used to initially paydown outstanding debt; expectations that the Pembina Disposition will significantly reduce the Company's decommissioning spending requirements in 2026 and beyond; the Company's anticipated production base upon the completion of the Pembina Disposition; expectations that the Company will grow its Clearwater and Bluesky production and establish new fields; the expectation that the Company's Willesden Green and Viking light oil assets will continue to develop and generate stable production and free cash flow to fund growth in Peace River; the Company's plans to increase its Peace River production and further delineate and establish new fields in the area; expectations that the Company will continue to utilize its tax pools in the future given the commodity price environment and the Company’s expanded development plans; expectations that the Company will continue to focus on abandoning and reclaiming inactive fields across its portfolio; the Company's anticipated capital expenditures in the first half of 2025 and details of its drilling program in connection therewith; expectations that the Company will continue to monitor commodity prices and have the operational flexibility to alter its program quickly in response to commodity prices; the Company's anticipated decommissioning expenditures in the first half of 2025; expectations regarding the amount of free cash flow that will be available for the Repurchase Offer in March 2025, based on current liquidity estimates; expectations in connection with the Company's compliance with environmental

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 26

and safety legislation; expectations that the Company will monitor its operations for environmental impacts and allocate capital to reclamation and other activities to help mitigate the impact on the areas in which it operates; how we plan to manage our debt portfolio; all information disclosed under "Sensitivity Analysis"; our future payment obligations as disclosed under "Contractual Obligations and Commitments", and in particular the amount of our decommissioning liability; that management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks and that management maintains close relationships with the Company's lenders and agents to monitor credit market developments, and these actions and plans aim to increase the likelihood of maintaining the Company's financial flexibility and capital program.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the tariffs that have been publicly announced by the U.S. and Canadian governments (but which are not yet in effect) do not come into effect, but that if such tariffs do come into effect, the potential impact of such tariffs, and that other than the tariffs that have been announced, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; future capital expenditure and decommissioning expenditure levels; expectations and assumptions concerning applicable laws and regulations, including with respect to environmental, safety and tax matters; future operating costs and G&A costs and the impact of inflation thereon; future oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future oil, natural gas liquids and natural gas production levels; future exchange rates, interest rates and inflation rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, droughts and flooding, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; our ability to add production and reserves through our development and exploitation activities; the expectation that InPlay will receive shareholder approval and all other necessary approvals for closing the Pembina Disposition; that all conditions of closing the Pembina Disposition will be met; that the Pembina Disposition will close on the timeline expected; and that the Company will achieve all the anticipated benefits of the Pembina Disposition.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) negotiations between the U.S. and Canadian governments are not successful and one or both of such governments implements announced tariffs, increases the rate or scope of announced tariffs, or imposes new tariffs on the import of goods from one country to the other, including on oil and

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 27

natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed by the U.S. on other countries and responses thereto could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce our debt levels to the extent anticipated or at all); the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events (such as the COVID-19 pandemic), and the responses of governments and the public thereto, including the risk of energy demand destruction; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by regional and/or global health related events, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the possibility that we are unable to complete one or more Repurchase Offers when otherwise required to do so; the possibility that we are forced to shut-in production, whether due to commodity prices decreasing, extreme weather events such as wild fires, inability to access our properties due to blockades or other activism, or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of oil, natural gas liquids and natural gas, price differentials for oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange, including the impact of the Canadian/U.S. dollar exchange rate on our revenues and expenses; fluctuations in interest rates, including the effects of interest rates on our borrowing costs and on economic activity, and including the risk that elevated interest rates cause or contribute to the onset of a recession; the risk that our costs increase due to inflation, supply chain disruptions, scarcity of labour and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires, flooding and droughts (which could limit our access to the water we require for our operations); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to fossil fuels, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to regional and/or global health related events and/or the influence of public opinion and/or special interest groups; the risk that InPlay may not receive shareholder approval and all other necessary approvals for closing the Pembina Disposition; the risk that all conditions of closing the Pembina Disposition may not be met; the risk that the Pembina Disposition may not close when anticipated, or at all; the risk that the Company may not achieve all of the anticipated benefits of the Pembina Disposition; the risk that the Company may not grow its Clearwater and Bluesky production or establish new fields as anticipated; the risk that the Company may not satisfy the minimum available liquidity thresholds or projected leverage ratios under its syndicated credit facilities in order to proceed with a Repurchase Offer; the risk that the Company's decommissioning liabilities may be greater than anticipated; and the other factors described under "Risk Factors" in our Annual Information Form and described in our public filings, available in

OBSIDIAN ENERGY 2024	MANAGEMENT’S DISCUSSION AND ANALYSIS 28

Canada at www.sedarplus.ca and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Obsidian Energy, including Obsidian Energy’s Annual Information Form, is available on the Company’s website at www.obsidianenergy.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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